[Letterhead]

July 14, 2005

VIA EDGAR
Securities and Exchange Commission Mail Stop 3651 100 F Street, NE Washington, D.C. 20549

RE:	Auto Underwriters of America, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2004
File No. 000-11582

Ladies and Gentlemen:

             Filed on behalf of Auto Underwriters of America, Inc. (“Auto Underwriters”), this letter is submitted in response to the Staff’s written comments of June 23, 2005.  This letter describes Auto Underwriters’ response to each comment.  In addition, please refer to Attachment 1 to this letter concerning certain representations by Auto Underwriters.

Comment No. 1

             Please be advised that Auto Underwriters is in the process of preparing the Forms 10-QSB for the first three quarters of the fiscal year 2005 and anticipates making the required filings within 5 business days.

Comment No. 2

            Please be advised that Auto Underwriters has provided counsel with the following response concerning the sale of finance receivables:

            “Auto Underwriters reported the sale of various finance receivables to Wells Fargo Financial Tx, Inc. and Mid Atlantic Finance Co, Inc. during our fiscal year ending June 30, 2004. The journal entries to record these various sales were as follows:

Securities and Exchange Commission
July 14, 2005

To record the sale to Mid Atlantic Finance Co, Inc.

•	Notes payable	425,608
•	Accounts receivable	304,965
•	Allowance for loan losses	320,852
•	Finance receivables	(1,051,425)

To record the sale to Wells Fargo Financial Tx, Inc.

•	Cash	113,505
•	Accounts receivable	40,967
•	Allowance for loan losses	24,886
•	Finance receivables	(179,358)

            The journal entries above debited allowance for loan losses which was adjusted subsequent to the journal entries entered into our general ledger but before our June 30, 2004 year end closing. Our allowance for loan losses as of June 30, 2004 was calculated using static pool analysis that supported the $2,007,982 balance sheet amount.  We feel comfortable with the footnote disclosure Note 2 regarding our balance sheet finance receivables and the related allowance for credit losses as of June 30, 2004.

            We should have had a separate line item in our statement of operations that shows a Discount on the sale of loans for $345,000 and a Provision for loan losses of $767,950 on our fiscal year ended June 30, 2004.  However, a reclassification from the balance sheet to the statement of operations for fiscal June 30, 2004 would not be appropriate because effectively the allowance for loan losses was adjusted through the Provision for loan losses to provide an adequate reserve to cover potential finance receivable charge offs.

            Rather than restate our statement of operations on Form 10-KSB for our fiscal year ended June 30, 2004 showing a discount of $345,000 and a provision for loan losses of $767,950, we propose a reclassification in our presentation of our June 30, 2005 statement of operations.  Auto Underwriters has an operating history of purchasing loans at a discount as well as selling loans for a discount and we will have a separate line item on our June 30, 2005 Form 10-KSB statement of operations comparing the two fiscal year end periods.”

Securities and Exchange Commission
July 14, 2005

            Thank you for your assistance.  If we can be of any assistance in connection with the Staff's review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

BERENBAUM, WEINSHIENK & EASON, P.C.

/s/ Adam D. Averbach
Adam D. Averbach

Securities and Exchange Commission
July 14, 2005

ATTACHMENT NO. 1

            In connection with responding to the Staff’s written comments, Auto Underwriters acknowledges that:

1.	Auto Underwriters is responsible for the adequacy and accuracy of the disclosure in its filings;
2.

Staff comments or changes to disclosure in response to staff comments on Auto Underwriters’ filings reviewed by the staff do not foreclose the Commission from taking any action with respect to Auto Underwriters’ filings; and

3.	Auto Underwriters may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Auto Underwriters of America, Inc.

By: /s/ Dean Antonis
Dean Antonis President